www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/05/30: Important Resolutions from UMC’s 2024 Annual General Meeting

99.2 Announcement on 2024/05/30: The Company’s Re-election of directors at 2024 Annual General Meeting

99.3 Announcement on 2024/05/30: UMC’s 2024 Annual General Meeting has approved to release the newly elected director and its designated representatives from non-competition restrictions

99.4 Announcement on 2024/05/30: Stan Hung is elected as Chairman unanimously by the Board of Directors

99.5 Announcement on 2024/05/30: UMC announces newly appoint members of the 6th term of Audit Committee

99.6 Announcement on 2024/05/30: UMC announces board resolution to appoint members of the 4th term of Sustainable Development and Nominating Committee

99.7 Announcement on 2024/05/30: UMC announces board resolution to appoint members of the 6th term of Remuneration Committee

Exhibit 99.1

Important Resolutions from UMC’s 2024 Annual General Meeting

1. Date of the shareholders meeting: 2024/05/30

2. Important resolutions (1) Profit distribution/ deficit compensation:

Approved the Company’s 2023 earnings distribution

10,479,165,948 shares were represented at the time of voting (including 7,002,166,968 shares voted via electronic transmission)

Votes for: 9,685,659,682 votes; 92.43% of the total represented at the time of voting.

Votes against: 527,625 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 792,978,641 votes; 7.56% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter:

Approved to amend the Company’s Articles of Incorporation

10,479,221,948 shares were represented at the time of voting (including 7,002,166,968 shares voted via electronic transmission)

Votes for: 9,366,499,733 votes; 89.38% of the total represented at the time of voting.

Votes against: 297,776,951 votes; 2.84% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 814,945,264 votes; 7.78% of the total represented at the time of voting.

4. Important resolutions (3) Business report and financial statements:

Approved the Company's 2023 business report and financial statements

10,479,165,948 shares were represented at the time of voting (including 7,002,166,968 shares voted via electronic transmission)

Votes for: 9,668,454,139 votes; 92.26% of the total represented at the time of voting.

Votes against: 843,532 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 809,868,277 votes; 7.73% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors:

Elect the Company’s 16th term of directors

Director Stan Hung, 11,079,684,363 votes

Independent Director Lih J. Chen, 8,556,762,496 votes

Independent Director Jyuo-Min Shyu, 8,121,145,665 votes

Independent Director Kuang Si Shiu, 8,160,652,606 votes

Independent Director Wen-Hsin Hsu, 8,161,171,769 votes

Independent Director Ling-Ling Wu, 8,275,436,730 votes

Independent Director Su Lin Wang, 8,275,885,033 votes

Director SC Chien, Representative of Hsun Chieh Investment Co., Ltd., 7,776,843,785 votes

Director Jason Wang, Representative of Silicon Integrated Systems Corp., 7,695,903,241 votes

6. Important resolutions (5) Any other proposals:

1) Approved to release the newly elected directors and its designated representatives from non-competition restrictions.

10,479,221,948 shares were represented at the time of voting (including 7,002,166,968 shares voted via electronic transmission)

Votes for: 9,098,020,112 votes; 86.82% of the total represented at the time of voting.

Votes against: 335,296,123 votes; 3.20% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,045,905,713 votes; 9.98% of the total represented at the time of voting.

2) Approved the issuance of Restricted Stock Awards.

10,479,221,948 shares were represented at the time of voting (including 7,002,166,968 shares voted via electronic transmission)

Votes for: 9,444,468,079 votes; 90.13% of the total represented at the time of voting.

Votes against: 218,791,123 votes; 2.09% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 815,962,746 votes; 7.78% of the total represented at the time of voting.

7. Any other matters that need to be specified: None

Exhibit 99.2

The Company’s Re-election of directors at 2024 Annual General Meeting

1. Date of occurrence of the change: 2024/05/30

2. Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor):

juristic-person director, independent director, natural-person director

3. Title and name of the previous position holder:

Independent Directors:

Wenyi Chu

Lih J. Chen

Kuang Si Shiu

Wen-Hsin Hsu

Directors:

Stan Hung

Ting-Yu Lin

Hsun Chieh Investment Co., Ltd. Representative: SC Chien

Silicon Integrated Systems Corp. Representative: Jason Wang

4. Resume of the previous position holder:

Independent Directors:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

Directors:

Stan Hung, Chairman & CSO, UMC

Ting-Yu Lin, Chairman, Sunrox International Inc., Director, Unimicron Technology Corp.

Hsun Chieh Investment Co., Ltd. Representative: SC Chien, President, UMC

Silicon Integrated Systems Corp. Representative: Jason Wang, President, UMC

5. Title and name of the new position holder:

Independent Directors:

Lih J. Chen

Kuang Si Shiu

Wen-Hsin Hsu

Ling-Ling Wu

Su Lin Wang

Directors:

Stan Hung

Hsun Chieh Investment Co., Ltd. Representative: SC Chien

Silicon Integrated Systems Corp. Representative: Jason Wang

6. Resume of the new position holder:

Independent Directors:

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

Ling-Ling Wu, Professor, Department of Information Management, College of Management, National Taiwan University, Independent director, Hycon Technology Corp.

Su Lin Wang, Independent director, Jess-Link products Co., Ltd, Independent director, AVerMedia Technologies, Inc.

Directors:

Stan Hung, Chairman & CSO, UMC

Hsun Chieh Investment Co., Ltd. Representative: SC Chien, President, UMC

Silicon Integrated Systems Corp. Representative: Jason Wang, President, UMC

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8. Reason for the change: Re-election

9. Number of shares held by the new position holder when elected:

Stan Hung: 55,901,452 shares

Lih J. Chen: 0 shares

Jyuo-Min Shyu: 0 shares

Kuang Si Shiu: 0 shares

Wen-Hsin Hsu: 0 shares

Ling-Ling Wu: 0 shares

Su Lin Wang: 0 shares

Hsun Chieh Investment Co., Ltd. Representative SC Chien: 441,371,000 shares

Silicon Integrated Systems Corp. Representative Jason Wang: 266,580,424 shares

10. Original term (from __________ to __________): 2021/07/07~2024/07/06

11. Effective date of the new appointment: 2024/05/30

12. Turnover rate of directors of the same term: Not Applicable

13. Turnover rate of independent directors of the same term: Not Applicable

14. Turnover rate of supervisors of the same term: Not Applicable

15. Change in one-third or more of directors (Please enter “Yes” or “No”): No

16. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.3

UMC’s 2024 Annual General Meeting has approved to release the newly elected director and its designated representatives from non-competition restrictions

1. Date of the shareholders meeting resolution: 2024/05/30

2. Name and title of the director with permission to engage in competitive conduct:

(1) Director Stan Hung

(2) Director SC Chien

(3) Director Jason Wang

3. Items of competitive conduct in which the director is permitted to engage:

(1) Director Stan Hung

Chairman & Chief Strategic Officer, Faraday Technology Corporation

Chairman & Chief Strategic Officer, Silicon Integrated Systems Corp.

(2) Director SC Chien

Director, Unimicron Technology Corp.

(3) Director Jason Wang

Director, eJoule International Limited

4. Period of permission to engage in the competitive conduct: Same as the period of 16th term of Board of Directors

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act):

Proposal Approved Upon Voting.

Votes for: 86.82% of the total represented at the time of voting.

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): N/A

7. Company name of the mainland China area enterprise and the director’s position in the enterprise: N/A

8. Address of the mainland China area enterprise: N/A

9. Operations of the mainland China area enterprise: N/A

10. Impact on the company’s finance and business: None

11. If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A

12. Any other matters that need to be specified: None

Exhibit 99.4

Stan Hung is elected as Chairman unanimously by the Board of Directors

1. Date of the board of directors’ resolution or date of occurrence of the change: 2024/05/30

2. Position (Please enter chairperson or president/general manager): chairperson

3. Name of the previous position holder: Stan Hung

4. Resume of the previous position holder: Chairman & CSO, UMC

5. Name of the new position holder: Stan Hung

6. Resume of the new position holder: Chairman & CSO, UMC

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired” , “job relocation”, “severance”, “retirement”, “death” or “new appointment”): term expired

8. Reason for the change: Re-election of the directors at 2024 AGM

9. Effective date of the new appointment: 2024/05/30

10. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.5

UMC announces newly appoint members of the 6th term of Audit Committee

1. Date of occurrence of the change: 2024/05/30

2. Name of the functional committees: Audit Committee

3. Name of the previous position holder:

Wenyi Chu

Lih J. Chen

Jyuo-Min Shyu

Kuang Si Shiu

Wen-Hsin Hsu

4. Resume of the previous position holder:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

5. Name of the new position holder:

Lih J. Chen

Jyuo-Min Shyu

Kuang Si Shiu

Wen-Hsin Hsu

Ling-Ling Wu

Su Lin Wang

6. Resume of the new position holder:

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

Ling-Ling Wu, Professor, Department of Information Management, College of Management, National Taiwan University, Independent director, Hycon Technology Corp.

Su Lin Wang, Independent director, Jess-Link products Co., Ltd, Independent director, AVerMedia Technologies, Inc.

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8. Reason for the change: Re-election

9. Original term (from __________ to __________): 2021/07/07~2024/07/06

10. Effective date of the new member: 2024/05/30

11. Any other matters that need to be specified: None

Exhibit 99.6

UMC announces board resolution to appoint members of the 4th term of Sustainable Development and Nominating Committee

1. Date of occurrence of the change: 2024/05/30

2. Name of the functional committees: Sustainable Development and Nominating Committee

3. Name of the previous position holder:

Wenyi Chu

Lih J. Chen

Jyuo-Min Shyu

Kuang Si Shiu

Wen-Hsin Hsu

4. Resume of the previous position holder:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

5. Name of the new position holder:

Lih J. Chen

Jyuo-Min Shyu

Kuang Si Shiu

Wen-Hsin Hsu

Ling-Ling Wu

Su Lin Wang

6. Resume of the new position holder:

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

Ling-Ling Wu, Professor, Department of Information Management, College of Management, National Taiwan University, Independent director, Hycon Technology Corp.

Su Lin Wang, Independent director, Jess-Link products Co., Ltd, Independent director, AVerMedia Technologies, Inc.

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8. Reason for the change: Re-election

9. Original term (from __________ to __________): 2021/07/07~2024/07/06

10. Effective date of the new member: 2024/05/30

11. Any other matters that need to be specified: None

Exhibit 99.7

UMC announces board resolution to appoint members of the 6th term of Remuneration Committee

1. Date of occurrence of the change: 2024/05/30

2. Name of the functional committees: Remuneration Committee

3. Name of the previous position holder:

Wenyi Chu

Lih J. Chen

Jyuo-Min Shyu

Kuang Si Shiu

Wen-Hsin Hsu

4. Resume of the previous position holder:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

5. Name of the new position holder:

Lih J. Chen

Jyuo-Min Shyu

Kuang Si Shiu

Wen-Hsin Hsu

Ling-Ling Wu

Su Lin Wang

6. Resume of the new position holder:

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

Ling-Ling Wu, Professor, Department of Information Management, College of Management, National Taiwan University, Independent director, Hycon Technology Corp.

Su Lin Wang, Independent director, Jess-Link products Co., Ltd, Independent director, AVerMedia Technologies, Inc.

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8. Reason for the change: Re-election

9. Original term (from __________ to __________): 2021/07/07~2024/07/06

10. Effective date of the new member: 2024/05/30

11. Any other matters that need to be specified: None